SEC File No. 0-18267
                                                       CUSIP Number: 62888Q 10 9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   /X/ Form 10-K   / / Form 20-F   / / Form 11-K   / / Form 10-Q
               / / FORM N-SAR  / / FORM N-CSR


       For Period Ended: December 31, 2004
                         -----------------
       / /  Transition Report on Form 10-K
       / /  Transition Report on Form 20-F
       / /  Transition Report on Form 11-K
       / /  Transition Report on Form 10-Q
       / /  Transition Report on Form N-SAR
            For the Transition Period Ended: ________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                                 NCT Group, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

                                20 Ketchum Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                               Westport, CT 06880
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
          /X/ fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of March 31, 2005, the registrant continues to attempt to obtain sufficient additional third party information regarding the accounting for matters that may be significant to the content of the consolidated financial statements of the registrant for the year ended December 31, 2004. Due to the logistics of collecting and incorporating this additional information, the registrant was unable to file its Form 10-K on March 31, 2005 without unreasonable effort or expense. The registrant expects to file its Form 10-K on or before April 15, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


    Cy E. Hammond                   (203)                          226-4447
--------------------------------------------------------------------------------
        (Name)                    (Area Code)                 (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Before adjustment, if any, upon receipt of such third party information noted above, the registrant anticipates the following information will be included in the registrant's Form 10-K to be filed on or before April 15, 2005:

     Total revenue in 2004 increased by $0.6 million, or 12.2%, to $5.5 million in 2004 from $4.9 million in 2003, primarily due to increases in technology licensing fees and royalties.

     Total costs and expenses in 2004 increased by $34.9 million, or 99.1%, to $70.1 million in 2004 from $35.2 million in 2003, primarily due to a $28.4 million increase in interest expense and a $7.5 million increase in other expense, net, partially offset by a $7.9 million decrease in selling, general and administrative expenses.

     Net loss for the year ended December 31, 2004 was $64.6 million compared to $30.3 million in 2003, an increase of $34.3 million, or 113.2%, primarily reflecting the increase in costs and expenses noted above. Net loss per share attributable to common stockholders was $0.11 for the year ended December 31, 2004 compared to $0.06 in 2003.

--------------------------------------------------------------------------------


                                 NCT Group, Inc.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 2005                         By: /s/ Cy E. Hammond
      ---------------------                     --------------------------------
                                                Cy E. Hammond
                                                Senior Vice President,
                                                Chief Financial Officer